ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holdings Corporation)
Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2020
(Confidential Treatment Requested)

TABLE OF CONTENTS







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABOUT CORPORATE FINANCE CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Avenue of the Stars, Suite 2460
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark T Manzo (201) 519-1905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates, LLC
(Name – *if individual, state last, first, middle name*)

11 Broadway, Suite 700	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Dey _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ABOUT CORPORATE FINANCE CORPORATION
_____ , as
of December31, _____ , 20 20 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



_____
Signature

CEO
_____
Title

Greg Diamond, Lawyer & Notary
Double Diamond Law Corporation
217-4368 Main Street, Whistler, BC
V0N 1B4   (604)-938-0890

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Stockholder of
About Corporate Finance Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of About Corporate Finance Corporation (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

We have served as About Corporate Finance Corporation's auditor since 2013.

New York, NY

February 26, 2021

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holdings Corporation)
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	83,882
Due from Parent & Affiliates		27,316
Other assets		1,124
Total Assets	$	**112,322**

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	4,050
Due to Affiliate		47,310
Total Liabilities		51,360

Stockholder's Equity

Common stock, no par value, 3000 shares authorized		
2,234 shares issued and outstanding		
Additional paid in capital		197,760
Retained earnings/(Accumulated deficit)		(136,798)
Total Stockholder's Equity		60,962
Total Liabilities and Stockholder's Equity	$	**112,322**

ABOUT CORPORATE FINANCE CORPORATION

(A Wholly Owned Subsidiary of About USA Holdings Corporation)

Statement of Operations

For the Year Ended December 31, 2020

Revenues		
Success fees	$	0
Total Revenues		0
Expenses		
Occupancy		19,524
Professional fees		75,004
Communication and technology		1,834
Office expenses		2,178
Management fees		25,423
Regulatory fees and expenses		3,093
Total Expenses		127,056
Loss before taxes		**(127,056)**
Federal income tax provision/(benefit)		(27,316)
State and local taxes		0
Net Loss	**$**	**(99,740)**

The accompanying notes are an integral part of these financial statements.

ABOUT CORPORATE FINANCE CORPORATION

(A Wholly Owned Subsidiary of About USA Holdings Corporation)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2020

	Common Stock		Additional	Retained	Total
	Shares	Amount	Paid-in Capital	Earnings	Stockholder's Equity
Balance, December 31, 2019	2,234	$0	$ 197,760	$ 237,942	$ 435,702
Dividend				(275,000)	(275,000)
Net Loss				(99,740)	(99,740)
Balance, December 31, 2020	2,234	$0	$ 197,760	$ (136,798)	$ 60,962

The accompanying notes are an integral part of these financial statements.

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holdings Corporation)
Statement of Changes in Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:	
Net Loss	$ (99,740)
Adjustments to reconcile net loss to net cash used in operating activities	
(Increase) Decrease in operating assets:	
Due from Parent & Affiliates	61,662
Other assets	982
Increase (Decrease) in operating liabilities	
Accounts payable and accrued expenses	(825)
Due to Affiliate	7,946
Net cash used in operating activities	(29,975)
Cash flows from financing activities	
Dividend	(275,000)
Net cash used in financing activities	(275,000)
Net decrease in cash during the year	(304,975)
Cash Balance at December 31, 2019	388,857
Cash Balance at December 31, 2020	**$ 83,882**

The accompanying notes are an integral part of these financial statements.

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holding Corporation)
Notes to Financial Statements
December 31, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

About Corporate Finance Corporation (the "Company"), previously known as Foundation Markets Corporation, is a broker-dealer and as such is registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of About USA Holdings Corporation (the "Parent").

The Company acts primarily as a private placement broker-dealer.

The Company does not claim an exemption under Paragraph (k) of SEC Rule 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 to SEC Release No. 34-70073. The Company does not hold or carry customer funds or securities.

2. SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from private placement fees upon completion of the private placement offering and M & A transactions over the life of the underlying agreement. The Company closes deals whereby there is potential to earn a deferred fee in the future. The revenue is contingent upon the client meeting specific future financial performance thresholds. Therefore, any contingent revenue related to this transaction will not be recognized until the performance is met and payment is reasonably assured.

The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holding Corporation)
Notes to Financial Statements
December 31, 2020

2. SUMMARY SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgements

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Cash and Cash Equivalents

For the purposes of balance sheet classification and statement of cash flows presentation, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company currently maintains a cash balance at a bank that is insured by the Federal Deposit Insurance Corporation. At times the cash balance may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. The Company has not incurred such a loss in the past.

Income Tax

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holding Corporation)
Notes to Financial Statements
December 31, 2020

2. SUMMARY SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Tax (Continued)

The effect of a change in tax rates on deferred assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

If we determine that we would be able to realize out deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $32,522 which was $27,522 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.58 to 1.

4. RELATED PARTY TRANSACTIONS

The Company maintains an expense sharing agreement with its Parent, About USA Holding Corporation, whereby a portion of the monthly rent is to be allocated to the Company.

Total rental expense for the year ended December 31, 2020, was $19,524.

At December 31, 2020, the Company owed its Parent $25,133.

The Company maintains an expense sharing agreement with About Corporate Finance Ltd whereby a portion of IT and Telephone expense is allocated to the Company.

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holding Corporation)
Notes to Financial Statements
December 31, 2020

4. RELATED PARTY TRANSACTIONS (CONTINUED)

During 2020, the Company recorded approximately $8,662 in managerial services and $16,761 in combined IT and Telephone expense pursuant to the expense sharing agreement.

At December 31, 2020, the Company owed About Corporate Finance Ltd $22,177.

Per agreement with ACF USA Corporation ("ACF USA"), an affiliate of the Company, ACF USA will pay the Company 100% of retainer fees received and 20% of Success Fees received by ACF USA under the Transferred Contract, in relation to the M&A business sold by the Company to ACF USA in 2015.

5. INCOME TAXES

Our company is included in the consolidated tax return of About USA Holdings Corporation ("the Parent"). We calculate the provision for income taxes by using a "separate return" method. Under this method, we are assumed to file a separate return with the tax authority, thereby reporting our taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent. Our current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return.

We provide deferred taxes on temporary differences and on any carryforwards that we could claim on our hypothetical return and assess the need for a valuation allowance on the basis of our projected separate return results.

Any differences between the tax provision (or benefit) allocated to us under the separate return method and payments to be made to (or received from) the Parent for tax expense are treated as either loans or capital contributions. Accordingly, the amount by which our tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of the Parent is periodically settled as a loan from the Parent to the Company.

The federal and state income tax provision (or benefit) is summarized as follows:

	Year ended December 31, 2020
Current	
Federal income benefit	$ (27,316)
Total	$ (27,316)

5. INCOME TAXES (CONTINUED)

The amount of tax-related balances due from affiliates as of December 31, 2020 is $27,316.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require the financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all years subsequent to 2016.

6. COVID-19

As a result of the COVID-19 outbreak in the United States, the financial and operational challenges have risen. The Company has been able to enact procedures to abate the financial and operational effects of the outbreak without a reduction in workforce. Although these challenges are expected to be temporary, the extent of the financial impact and other possible impacting matters going forward are unknown at this time.

7. NEW ACCOUNTING PRONOUNCEMENTS

In June 2016, The Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ('ASU") 2016-13, Financial Instruments ---- Credit Losses (Topic326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, If any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on January 1, 2020 and had no impact on the Company as of that date.

8. GOING CONCERN

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be

8. GOING CONCERN (CONTINUED)

funded by its member, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor but should the Company have a need for capital it will be able to rely upon its member to infuse capital to cover overhead should that become necessary.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

ABOUT CORPORATE FINANCE CORPORATION

(A Wholly Owned Subsidiary of About USA Holdings Corporation)   **Schedule I**

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

Stockholder's equity	$	60,962
Deductions and/or Charges		
Non Allowable Assets		
Due from Parent & Affiliates		27,316
Other assets		1,124
Net capital		32,522
Minimum capital requirement (the greater of $5,000 or 6-2/3%		
of aggregate indebtedness)		5,000
Excess net capital	$	27,522
Aggregate Indebtedness	$	51,360
Ratio of aggregate indebtedness to net capital		1.58 to 1

Reconciliation with Company's Computation
 (Included in Part II of Form X-17A-5) as of
 December 31, 2020

Member's equity as reported in the Company's unaudited FOCUS Part IIA Report	$	69,022
Adjustment of tax valuation allowance		(8,060)
Adjusted member's equity		60,962
Non-allowable assets as reported in the Company's unaudited FOCUS Part IIA Report		35,376
Adjustment of non-allowable assets due to tax valuation allowance		(8,060)
Non-allowable assets	$	27,316

There is no effect on net capital amount reported

ABOUT CORPORATE FINANCE CORPORATION   **SCHEDULE II**
(A Wholly Owned Subsidiary of About USA Holding Corporation)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 in accordance with the FINRA membership agreement applicable to About Corporate Finance Corporation ("About"). About is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073. About does not handle cash or securities on behalf of customers.



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Stockholder of
About Corporate Finance Corporation

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) About Corporate Finance Corporation (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R.§240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for private placement of securities and merger and acquisition advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers throughout the most recent fiscal year without exception and the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2020. The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5, and related SEC Staff Frequently Asked Questions.

YSL & Associates LLC

New York, NY
February 26, 2021

ABOUT CORPORATE FINANCE CORPORATION
<u>(A Wholly Owned Subsidiary of About USA Holding Corporation)</u>

EXEMPTION REPORT
December 31, 2020

About Corporate Finance Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for private placements of securities and merger and acquisition advisory services.

- The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

- The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

- The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2020.

About Corporate Finance Corporation

I, Thomas De, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Thomas De_
9DAB5CA1D8FA401...

Title: CEO

February 26, 2021